Exhibit 99.1

ASX ANNOUNCEMENT

June 8th, 2010

BREVAGen™ Pharmacoeconomic Data Presented at ASCO 2010 in Chicago

Summary:

Pharmacoeconomic data supporting GTG’s recently acquired global breast cancer risk test BREVAGen™ has been presented in an Abstract at the 2010 Annual Meeting of the American Society of Clinical Oncology in Chicago.

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that pharmacoeconomic data pertaining to the BREVAGen™ test, modelled and compiled by Archimedes Inc., has been presented as an Abstract at the 2010 Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago, Illinois.  A copy of the Abstract can be downloaded at http://abstract.asco.org/AbstView_74_42880.html.  These results have also been published in the Journal of Clinical Oncology J Clin Oncol 28:7s, 2010 (suppl; abstr 6042).

Archimedes Inc. is healthcare modelling organization located in San Francisco (http://archimedesmodel.com).  Their core technology - the Archimedes Model - is a mathematical model of human physiology, diseases, interventions and healthcare systems which has been developed and in collaboration with the American Cancer Society.  The Model is highly detailed, rigorously validated and can run a virtual clinical trial with 1,000,000 people, spanning 30 years of life, in three hours to help understand and resolve vital clinical and administrative healthcare questions.

In this study, the Archimedes Model has been used to forecast costs and clinical outcomes resulting from breast cancer risk testing using BREVAGen™ followed by preventative therapy in a population of women who are an intermediate risk of developing breast cancer.  The Model compares this with costs and clinical outcomes resulting from no treatment, to provide output in terms of Quality-Adjusted Life Years (QALYs), an arithmetic product of quality and quantity of life equivalent to one full year of life in good health.  QALYs were derived from comparing BREVAGen’s™ role in directing preventative tamoxifen therapy with the simulated cost and clinical breast cancer outcomes from mammogram screening, follow-up, diagnosis and treatment in individuals who do not take a BREVAGen™ test.

Results:

•                  Adding information about common risk alleles (as supplied by the BREVAGen™ test) to current decision models for breast cancer chemoprevention improves clinical outcomes and is cost-effective, with an Incremental Cost Effectiveness Ratio (ICER) in the range $3,800 - $7,500 depending upon patient age, well below the benchmark number of $30,000 per QALY saved;

•                  The more people who receive chemoprevention in these populations, the more cost and QALYs that are saved; and

•                  BREVAGen™ testing results in better targeting of chemopreventive therapy.

“Cost effectiveness and utility is crucial for the acceptance and reimbursement of novel tests such as BREVAGen™.  This independent study clearly demonstrates the value and improvements in health outcomes provided by BREVAGen™ for patients and health care providers” said Dr. Paul MacLeman, CEO Genetic Technologies.

ASCO is the world’s leading professional organization representing physicians who treat people with cancer.  More than 28,000 oncology health care practitioners belong to ASCO, representing all oncology disciplines.  GTG’s Abstract presentation is an important step in developing awareness in the world’s specialist medical and scientific community of BREVAGen’s™ clinical utility.

The BREVAGen™ test, developed by studying genetic and clinical data from tens of thousands of women, can help provide a clearer picture of an individual woman’s risk of developing breast cancer.  From a blood sample, the BREVAGen™ test can detect the absence or presence of certain common genetic variants associated with increased breast cancer risk.  The test combines an analysis of these variants plus widely used clinical factors to deliver an improved understanding of a woman’s overall individual risk.

With the information the BREVAGen™ test provides, physicians can recommend appropriate, individualized follow-up care for each patient to help detect or prevent breast cancer most effectively.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040